Exhibit 99.1

Thomson Reuters Reports First-Quarter 2021 Results

TORONTO, May 4, 2021 – Thomson Reuters (TSX/NYSE: TRI) today reported results for the first quarter ended March 31, 2021, updated its revenue outlook for the full year and provided an outlook for the second quarter 2021.

“Our first-quarter performance reflects a strong start to the year, and we are encouraged by the momentum we see building. Our customers are more confident in an improving economic environment and those positive prevailing tailwinds were reflected in strong sales across our businesses. Despite the improving outlook, risks remain as the pandemic is still significantly impacting many parts of the world. However, we are encouraged by the first quarter’s results and our increasing confidence is reflected in our new outlook for the second quarter and the increase to the low end of our revenue outlook for the full year,” said Steve Hasker, president and CEO of Thomson Reuters.

Consolidated Financial Highlights—Three Months Ended March 31

Three Months Ended March 31, (Millions of U.S. dollars, except for adjusted EBITDA margin and EPS) (unaudited)
	2021	2020	Change	Change at Constant Currency
IFRS Financial Measures(1)
Revenues	$1,580	$1,520	4%
Operating profit	$387	$290	34%
Diluted earnings per share (EPS)	$10.13	$0.39	n/m
Cash flow from operations	$380	$176	115%

Non-IFRS Financial Measures(1)
Revenues	$1,580	$1,520	4%	3%
Adjusted EBITDA	$558	$480	16%	15%
Adjusted EBITDA margin	35.3%	31.6%	370bp	360bp
Adjusted EPS	$0.58	$0.48	21%	19%
Free cash flow	$239	$35	570%

(1)  In addition to results reported in accordance with International Financial Reporting Standards (IFRS), the company uses certain non-IFRS financial measures as supplemental indicators of its operating performance and financial position. These and other non-IFRS financial measures are defined and reconciled to the most directly comparable IFRS measures in the tables appended to this news release.

n/m: not meaningful

Revenues increased 4% due to growth in recurring revenues and a 1% favorable impact from foreign currency.

o	Organic revenues increased 3%, driven by 3% growth in recurring revenues, which comprised 77% of total revenues.
o	The company’s “Big 3” segments (Legal Professionals, Corporates and Tax & Accounting Professionals), which collectively comprised 81% of total revenues, reported organic revenue growth of 5%.

Operating profit increased 34% due to higher revenues and a favorable impact from the revaluation of warrants that the company held in Refinitiv until they were exercised in connection with the closing of the sale to London Stock Exchange Group (LSEG) on January 29, 2021.

o

Adjusted EBITDA, which excludes the impact of the warrant revaluation, among other items, increased 16% due to higher revenues and lower costs, which reflected the impact from cost-reduction initiatives in 2020. The related margin increased to 35.3% from 31.6% in the prior-year period.

Diluted EPS increased to $10.13 per share from $0.39 per share in the prior-year period due to the gain on the sale of the company’s investment in Refinitiv to LSEG.

Thomson Reuters Reports First-Quarter 2021 Results

o

Adjusted EPS, which excludes the gain from the sale of the company’s investment in Refinitiv, as well as other adjustments, increased to $0.58 per share from $0.48 per share in the prior-year period, primarily due to higher adjusted EBITDA.

Cash flow from operations increased due to favorable movements in working capital (including lower bonus payments which were due to the impact of COVID-19 in 2020), higher revenues and cash savings from 2020 cost-reduction initiatives.

o	Free cash flow increased due to the same factors as cash flow from operations.

Highlights by Customer Segment—Three Months Ended March 31

(Millions of U.S. dollars, except for adjusted EBITDA margins) (unaudited)

	Three Months Ended
	March 31,		Change
	2021	2020	Total	Constant Currency	Organic(1)
Revenues
Legal Professionals	$668	$626	7%	5%	5%
Corporates	384	367	5%	4%	4%
Tax & Accounting Professionals	225	218	3%	5%	5%

“Big 3” Segments Combined	1,277	1,211	5%	5%	5%
Reuters News	160	155	3%	2%	2%
Global Print	143	155	-7%	-9%	-9%
Eliminations/Rounding	—	(1)

Revenues	$1,580	$1,520	4%	3%	3%

Adjusted EBITDA
Legal Professionals	$279	$230	21%	18%
Corporates	146	117	25%	25%
Tax & Accounting Professionals	98	84	17%	17%

“Big 3” Segments Combined	523	431	21%	20%
Reuters News	28	19	45%	65%
Global Print	57	63	-9%	-11%
Corporate costs	(50)	(33)	n/a	n/a

Adjusted EBITDA	$558	$480	16%	15%

Adjusted EBITDA Margin
Legal Professionals	41.8%	36.7%	510bp	460bp
Corporates	38.1%	31.9%	620bp	630bp
Tax & Accounting Professionals	43.7%	38.7%	500bp	470bp
“Big 3” Segments Combined	41.0%	35.6%	540bp	510bp
Reuters News	17.6%	12.6%	500bp	750bp
Global Print	39.9%	40.5%	-60bp	-80bp
Corporate costs	n/a	n/a	n/a	n/a
Adjusted EBITDA margin	35.3%	31.6%	370bp	360bp
n/a: not applicable (1) Computed for revenue growth only.

Unless otherwise noted, all revenue growth comparisons by customer segment in this news release are at constant currency (or exclude the impact of foreign currency) as Thomson Reuters believes this provides the best basis to measure their performance.

Thomson Reuters Reports First-Quarter 2021 Results

Legal Professionals

Revenues increased 5% (all organic) to $668 million.

o	Recurring revenues grew 4% (93% of total, all organic), primarily due to strong performances from Practical Law, Westlaw Edge and the Government business.
o	Transactions revenues grew 17% (7% of total, all organic), primarily due to the Elite and Government businesses.

Adjusted EBITDA increased 21% to $279 million.

o	The margin increased to 41.8% from 36.7%, primarily due to higher revenues and benefits from 2020 cost-savings initiatives.

Corporates

Revenues increased 4% (all organic) to $384 million, despite a 2% reduction in revenue growth due to a loss of revenues related to the impact of the U.S. federal Affordable Care Act that was recorded in the prior-year period.

o	Recurring revenues grew 4% (77% of total, all organic).
o	Transactions revenues grew 4% (23% of total, all organic), primarily related to increasing demand for solutions provided by the Confirmation business, which provides audit confirmation services.

Adjusted EBITDA increased 25% to $146 million.

o	The margin increased to 38.1% from 31.9%, primarily due to higher revenues and benefits from 2020 cost-savings initiatives.

Tax & Accounting Professionals

Revenues increased 5% (all organic) to $225 million, reflecting strong transactions revenue growth of 7%, despite the extension of the U.S. tax filing deadline to May from April that resulted in lower transactional tax filing revenues in the first quarter. Additionally, revenue growth was negatively impacted due to the acceleration of the release of some UltraTax U.S. state tax software from January 2021 to December 2020 to align with the traditional December release of the segment’s U.S. Federal tax software. If the UltraTax software had been released in January 2021, organic revenue growth for the segment would have been 8%.

o	Recurring revenues grew 4% (71% of total, all organic).
o	Transactions revenues grew 7% (29% of total, all organic), primarily due to audit products.

Adjusted EBITDA increased 17% to $98 million.

o	The margin increased to 43.7% from 38.7%, primarily due to higher revenues and benefits from 2020 cost-savings initiatives.
o

The Tax & Accounting Professionals segment is the company’s most seasonal business with approximately 60% of full-year revenues typically generated in the first and fourth quarters. As a result, the margin performance of this segment has been generally higher in the first and fourth quarters as costs are typically incurred in a more linear fashion throughout the year.

Thomson Reuters Reports First-Quarter 2021 Results

Reuters News

Revenues of $160 million increased 2%, all organic, primarily due to the segment’s professional business.

o	Reuters Events is currently holding all events virtually. Reuters Events continue to assess when in-person events can resume based on local health guidelines and feedback from customers.

Adjusted EBITDA increased 45% to $28 million, primarily due to revenue growth and benefits from 2020 cost-savings initiatives.

Global Print

Revenues decreased 9% to $143 million, a better than expected performance, driven by higher third-party revenues for printing services.

o	Global Print’s full-year 2021 revenues are forecast to decline between 4% and 7%.
o	Global Print’s second-quarter revenues are forecast to increase between 1% and 3%, as the prior-year period was negatively impacted by delayed shipments at the beginning of the COVID-19 pandemic.

Adjusted EBITDA decreased 9% to $57 million.

o	The margin decreased from 40.5% to 39.9% due to the decline in revenues.

Corporate Costs

Corporate costs at the adjusted EBITDA level were $50 million, including $11 million of Change Program costs, compared to $33 million of Corporate costs in the prior-year period. Additional information on the Change Program is provided below.

Thomson Reuters Change Program and Outlook

In February 2021, the company announced a two-year Change Program to transition from a holding company to an operating company, and from a content provider to a content-driven technology company. The program is expected to take 24 months (2021-2022) to largely complete and is projected to require an investment of between $500 million and $600 million during the course of that time. In 2023, the company is forecast to:

•	Achieve organic revenue growth of 5% - 6%, including additional annual revenues of $100 million;
•	Achieve an Adjusted EBITDA margin of 38% - 40%;
•	Achieve free cash flow of $1.8 billion - $2.0 billion;
•	Achieve annual operating expense savings of $600 million, of which $200 million is expected to be reinvested in growth initiatives; and
•	Reduce capital expenditures as a percentage of revenue to between 6.0% and 6.5%.

The company’s outlook for 2021, 2022 and 2023 incorporates the forecasted impacts associated with the Change Program, assumes constant currency rates, and excludes the impact of any future acquisitions or dispositions that may occur during those periods. Thomson Reuters believes that this type of guidance provides useful insight into the performance of its businesses.

Thomson Reuters Reports First-Quarter 2021 Results

While the company’s first-quarter 2021 performance provides it with increasing confidence about its outlook, the global economy continues to experience substantial disruption due to concerns regarding the spread of COVID-19, as well as from the measures intended to mitigate its impact. Any worsening of the global economic or business environment could impact the company’s ability to achieve its outlook.

Today, the company updated its revenue outlook for 2021 and reaffirmed its outlook for 2022 and 2023. The full updated outlook is appended to this news release.

Second-Quarter 2021 Outlook

The company provided a new outlook today for the second quarter of 2021:

•

Total company revenues and total organic revenues are expected to increase between 5.5% and 6.5%. Second-quarter revenue growth is forecast to be the high point for the year given the impact of COVID-19 in the second quarter of 2020.

•	“Big 3” total revenue growth and organic revenue growth is forecast to range between 6.0% and 7.0%.
•	Tax & Accounting Professionals revenues are expected to increase between 10% and 15%.
•	Reuters News revenues are expected to increase between 2.0% and 3.0%.
•	Global Print revenues are expected to increase between 1.0% and 3.0%.

Thomson Reuters Reports First-Quarter 2021 Results

Second-Quarter and Update to Full-Year 2021 Revenue Outlook

Total Thomson Reuters	Q2 2021 Outlook	Original FY 2021 Outlook (February 23, 2021)	FY 2021 Outlook Update
Total Revenue Growth	5.5% - 6.5%	3.0% - 4.0%	3.5% - 4.0%
Organic Revenue Growth	5.5% - 6.5%	3.0% - 4.0%	3.5% - 4.0%
Adjusted EBITDA Margin	—	30% - 31%	Unchanged
Corporate Costs Core Corporate Costs Change Program Operating Expenses	—	$305 - $340 million $130 - $140 million $175 - $200 million	Unchanged
Free Cash Flow	—	$1.0 - $1.1 billion	Unchanged
Capital Expenditures - % of Revenue Change Program Capital Expenditures	—	9.0% - 9.5% $125 - $150 million	Unchanged
Depreciation & Amortization of Computer Software	—	$650 - $675 million	Unchanged
Interest Expense (P&L)	—	$190 - $210 million	Unchanged
Effective Tax Rate on Adjusted Earnings	—	16% - 18%	Unchanged

Big 3	Q2 2021 Outlook	Original FY 2021 Outlook (February 23, 2021)	FY 2021 Outlook Update
Total Revenue Growth	6.0% - 7.0%	4.5% - 5.5%	5.0% - 5.5%
Organic Revenue Growth	6.0% - 7.0%	4.5% - 5.5%	5.0% - 5.5%
Adjusted EBITDA Margin		38% - 39%	Unchanged

The information in this section is forward-looking. Actual results, which include the impact of currency and future acquisitions and dispositions completed during 2021, 2022 and 2023, may differ materially from the company’s outlook. Some of the forward-looking financial measures in the outlook above are provided on a non-IFRS basis. See the section below entitled “Non-IFRS Financial Measures” for more information. The information in this section should also be read in conjunction with the section below entitled “Special Note Regarding Forward-Looking Statements, Material Risks and Material Assumptions.”

Thomson Reuters Reports First-Quarter 2021 Results

Dividends and Share Repurchases

In February 2021, the company announced its Board of Directors approved a $0.10 per share annualized increase in the dividend to $1.62 per common share, representing the 28th consecutive year of dividend increases. A quarterly dividend of $0.405 per share is payable on June 15, 2021 to common shareholders of record as of May 20, 2021.

The company also announced in February 2021 that it completed the repurchase of $200 million of its common shares under its normal course issuer bid (NCIB), which began in January 2021. Thomson Reuters does not currently intend to repurchase additional shares in 2021. Thomson Reuters has set a target to maintain approximately 500 million common shares outstanding by using share repurchases to offset dilution associated with its dividend reinvestment and equity incentive plans. As of May 3, 2021, Thomson Reuters had approximately 496 million common shares outstanding.

Sale of Refinitiv to London Stock Exchange Group (LSEG)

On January 29, 2021, Thomson Reuters and private equity funds affiliated with Blackstone closed the sale of Refinitiv to LSEG in an all-share transaction. Thomson Reuters now indirectly owns LSEG shares through an entity that it jointly owns with Blackstone’s consortium and a group of current and former Refinitiv senior management. On March 19, 2021, as permitted under a lock-up exception, Thomson Reuters sold approximately 10.1 million LSEG shares for pre-tax net proceeds of $994 million. Over the course of 2021, Thomson Reuters will pay approximately $225 million of tax on the sale of these shares and will use the after-tax proceeds to pay the approximately $640 million of taxes that became payable when the Refinitiv sale closed. As of May 3, 2021, Thomson Reuters indirectly owned approximately 72.4 million LSEG shares which had a market value of approximately $7.4 billion based on LSEG’s closing share price on that day.

Subject to certain exceptions, Thomson Reuters and Blackstone’s consortium have otherwise agreed to be subject to a lock-up for their LSEG shares until January 29, 2023. In each of the three and four years following the closing (starting on January 30, 2023 and January 30, 2024, respectively), Thomson Reuters and Blackstone’s consortium will become entitled to sell in aggregate one-third of the LSEG shares issued to them. The lock-up arrangement will terminate on January 29, 2025. The ability of current and former members of Refinitiv senior management to sell shares held by them is also subject to certain restrictions.

Reuters News’ 30-year agreement to supply news and editorial content to Refinitiv/LSEG continues under the same terms and conditions and is scheduled to run to 2048.

Thomson Reuters financial results for the first quarter included a gain on the sale of Refinitiv to LSEG of $8.1 billion within “Share of post-tax earnings (losses) of equity investments”. The proceeds from Thomson Reuters March 2021 sale of LSEG shares were distributed to Thomson Reuters as a dividend that reduced the value of the investment. The proceeds from the sale of the LSEG shares were presented in “Net cash provided by investing activities” within the consolidated statement of cash flow. Thomson Reuters removed these amounts from its non-IFRS calculation of adjusted EPS and free cash flow. The company accounts for its indirect investment in LSEG at fair value, based on the share price of LSEG, within “Share of post-tax earnings (losses) in equity method investments” within the consolidated income statement.

Thomson Reuters

Thomson Reuters is a leading provider of business information services. Our products include highly specialized information-enabled software and tools for legal, tax, accounting and compliance professionals combined with the world’s most global news service – Reuters. For more information on Thomson Reuters, visit tr.com and for the latest world news, reuters.com.

Thomson Reuters Reports First-Quarter 2021 Results

NON-IFRS FINANCIAL MEASURES

Thomson Reuters prepares its financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

This news release includes certain non-IFRS financial measures, such as adjusted EBITDA and the related margin (other than at the customer segment level), net debt to adjusted EBITDA leverage ratio, free cash flow, adjusted EPS, selected measures excluding the impact of foreign currency, and changes in revenues computed on an organic basis. Thomson Reuters uses these non-IFRS financial measures as supplemental indicators of its operating performance and financial position. These measures do not have any standardized meanings prescribed by IFRS and therefore are unlikely to be comparable to the calculation of similar measures used by other companies, and should not be viewed as alternatives to measures of financial performance calculated in accordance with IFRS. Non-IFRS financial measures are defined and reconciled to the most directly comparable IFRS measures in the appended tables.

The company’s outlook contains various non-IFRS financial measures. The company believes that providing reconciliations of forward-looking non-IFRS financial measures in its outlook would be potentially misleading and not practical due to the difficulty of projecting items that are not reflective of ongoing operations in any future period. The magnitude of these items may be significant. Consequently, for outlook purposes only, the company is unable to reconcile these non-IFRS measures to the most comparable IFRS measures because it cannot predict, with reasonable certainty, the 2021, 2022 and 2023 impacts of changes in foreign exchange rates which impact (i) the translation of its results reported at average foreign currency rates for the year, and (ii) other finance income or expense related to intercompany financing arrangements. Additionally, the company cannot reasonably predict (i) our share of post-tax earnings (losses) in equity method investments, which is subject to changes in the stock price of LSEG or (ii) the occurrence or amount of other operating gains and losses, that generally arise from business transactions that the company does not currently anticipate.

ROUNDING

Other than EPS, the company reports its results in millions of U.S. dollars, but computes percentage changes and margins using whole dollars to be more precise. As a result, percentages and margins calculated from reported amounts may differ from those presented, and growth components may not total due to rounding.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS, MATERIAL RISKS AND MATERIAL ASSUMPTIONS

Certain statements in this news release, including, but not limited to, statements in Mr. Hasker’s comments, the “Thomson Reuters Change Program and Outlook” section, and the company’s expectations regarding Reuters Events, Global Print and share repurchases, are forward-looking. The words “will”, “expect”, “believe”, “target”, “estimate”, “could”, “should”, “intend”, “predict”, “project” and similar expressions identify forward-looking statements. While the company believes that it has a reasonable basis for making forward-looking statements in this news release, they are not a guarantee of future performance or outcomes and there is no assurance that any of the other events described in any forward-looking statement will materialize. Forward-looking statements, including those related to the COVID-19 pandemic, are subject to a number of risks, uncertainties and assumptions that could cause actual results or events to differ materially from current expectations. Many of these risks, uncertainties and assumptions are beyond the company’s control and the effects of them can be difficult to predict. In particular, the full extent of the impact of the COVID-19 pandemic on the company’s business, operations and financial results will depend on numerous evolving factors that it may not be able to accurately predict.

Some of the material risk factors that could cause actual results or events to differ materially from those expressed in or implied by forward-looking statements in this news release include, but are not limited to, uncertainty, downturns and changes in the markets that the company serves, the ongoing impact of the COVID-19 pandemic on the company’s business and risks that the pandemic could have a longer duration or a more significant impact on Thomson Reuters than the company currently expects; fraudulent or unpermitted data access or other cyber-security or privacy breaches; failures or disruptions of data centers, network systems, telecommunications, or the Internet; failure to keep pace with technological developments to provide new products, services, applications and functionalities to meet customers’ needs, attract new customers and retain existing ones, or expand into new geographic markets and identify areas of higher growth; inadequate protection of intellectual property rights; actions of competitors; failure to adapt to organizational changes and effectively implement strategic initiatives; failure to attract, motivate and retain high quality, talented and diverse management and key employees; failure to derive fully the anticipated benefits from existing or future acquisitions, joint ventures, investments or dispositions; failure to meet the challenges involved in operating globally; failure to maintain a high renewal rate for recurring, subscription-based services;

Thomson Reuters Reports First-Quarter 2021 Results

dependency on third parties for data, information and other services; failure to protect the brands and reputation of Thomson Reuters; impairment of goodwill and other identifiable intangible assets; changes to law and regulations related to privacy, data security, data protection and other areas; tax matters, including changes to tax laws, regulations and treaties; threat of legal actions and claims; risk of antitrust/competition-related claims or investigations; fluctuations in foreign currency exchange and interest rates; downgrading of credit ratings and adverse conditions in the credit markets; the effect of factors outside of the control of Thomson Reuters on funding obligations in respect of pension and post-retirement benefit arrangements; actions or potential actions that could be taken by the company’s principal shareholder, The Woodbridge Company Limited; and the ability of Thomson Reuters Founders Share Company to affect the company’s governance and management. Many of the foregoing risks are, and could be, exacerbated by the COVID-19 pandemic and any worsening of the global business and economic environment as a result. These and other risk factors are discussed in materials that Thomson Reuters from time to time files with, or furnishes to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. Thomson Reuters annual and quarterly reports are also available in the “Investor Relations” section of tr.com.

The company’s business outlook is based on information currently available to the company and is based on various external and internal assumptions made by the company in light of its experience and perception of historical trends, current conditions and expected future developments (including those related to the COVID-19 pandemic), as well as other factors that the company believes are appropriate under the circumstances. Material assumptions and material risks may cause actual performance to differ from the company’s expectations underlying its business outlook, which reflects the global economic crisis caused by the COVID-19 pandemic. Material assumptions related to the company’s revenue outlook are that there will be improved global economic conditions throughout 2021 to 2023, despite periods of volatility due to disruption caused by COVID-19 and the measures intended to mitigate its impact; there will be a continued need for trusted products and services that help customers navigate evolving and complex legal, tax, accounting, regulatory, geopolitical and commercial changes, developments and environments, and for cloud-based digital tools that drive productivity; Thomson Reuters will have a continued ability to deliver innovative products that meet evolving customer demands; the company will acquire new customers through expanded and improved digital platforms, simplification of the product portfolio and through other sales initiatives; and the company will improve customer retention through commercial simplification efforts and customer service improvements. Material assumptions related to the company’s adjusted EBITDA margin outlook are its ability to achieve revenue growth targets; the company’s business mix continues to shift to higher-growth product offerings; Change Program expenses are $500 million to $600 million during the course of 2021 and 2022; and Change Program investments will drive higher adjusted EBITDA margin through higher revenues and efficiencies by 2023. Material assumptions related to the company’s free cash flow outlook are its ability to achieve its revenue and adjusted EBITDA margin targets; and capital expenditures are between the percentages of revenues in 2021, 2022 and 2023 as set forth in the company’s outlook. Material assumptions related to the company’s effective tax rate on adjusted earnings outlook are its ability to achieve its adjusted EBITDA target; the mix of taxing jurisdictions where the company recognized pre-tax profit or losses in 2020 does not significantly change; no unexpected changes in tax laws or treaties within the jurisdictions where the company operates; depreciation and amortization of computer software for 2021 as set forth in the company’s outlook; and interest expense for 2021 as set forth in the company’s outlook.

Material risks related to the company’s revenue outlook are that business disruptions associated with the COVID-19 pandemic, including government enforced quarantines and stay-at-home orders, may continue longer than the company expects or may be interrupted by future outbreaks and resurgences of the virus, delaying the anticipated recovery of the global economy; global economic uncertainty due to the COVID-19 pandemic as well as related regulatory reform and changes in the political environment may lead to limited business opportunities for the company’s customers, creating significant cost pressures for them and potentially constraining the number of professionals employed, which could lead to lower demand for Thomson Reuters products and services; demand for the company’s products and services could be reduced by changes in customer buying patterns or in its inability to execute on key product design or customer support initiatives; competitive pricing actions and product innovation could impact the company’s revenues; and the company’s sales, commercial simplification and product design initiatives may be insufficient to retain customers or generate new sales. Material risks related to the company’s adjusted EBITDA margin outlook are the same as the risks above related to the revenue outlook; the costs to execute the Change Program may be higher than current expectations or the expected benefits by 2023 may be lower than current expectations; and acquisition and disposal activity may dilute the company’s adjusted EBITDA margin. Material risks related to the company’s free cash flow outlook are the same as the risks above related to the revenue and adjusted EBITDA margin outlook; a weaker macroeconomic environment could negatively impact working capital performance, including the ability of customers to pay the company; capital expenditures may be higher than currently expected; and the timing and amount of tax payments to governments may differ from the company’s expectations. Material risks related to the company’s effective tax rate on adjusted earnings outlook are the same as the risks above related to adjusted EBITDA; a material change in the geographical mix of the company’s pre-tax profits and losses; a material change in current tax laws or treaties to which the company is subject, and did

Thomson Reuters Reports First-Quarter 2021 Results

not expect; and depreciation and amortization of computer software as well as interest expense may be significantly higher or lower than expected.

The company has provided an updated Outlook for the purpose of presenting information about current expectations for the periods presented. This information may not be appropriate for other purposes. You are cautioned not to place undue reliance on forward-looking statements which reflect expectations only as of the date of this news release.

Except as may be required by applicable law, Thomson Reuters disclaims any obligation to update or revise any forward-looking statements, including those related to the COVID-19 pandemic.

CONTACTS

MEDIA Melissa Cassar Head of Commercial Communications & Corporate Affairs +1 437 388-3619 melissa.cassar@tr.com	INVESTORS Frank J. Golden Head of Investor Relations +1 332 219 1111 frank.golden@tr.com

Thomson Reuters will webcast a discussion of its first-quarter 2021 results and its business outlook today beginning at 8:30 a.m. Eastern Daylight Time (EDT). You can access the webcast by visiting ir.tr.com. An archive of the webcast will be available following the presentation.

Thomson Reuters Reports First-Quarter 2021 Results

Thomson Reuters Corporation

2021 - 2023 Outlook

Total Thomson Reuters	2021 Outlook (Updated)	2022 Outlook	2023 Outlook
Total Revenue Growth	3.5% - 4.0%	4.0% - 5.0%	5.0% - 6.0%
Organic Revenue Growth	3.5% - 4.0%	4.0% - 5.0%	5.0% - 6.0%
Adjusted EBITDA Margin	30% - 31%	34% - 35%	38% - 40%
Corporate Costs Core Corporate Costs Change Program Operating Expenses	$305 - $340 million $130 - $140 million $175 - $200 million	$245 - $280 million $120 - $130 million $125 - $150 million	$110 - $120 million $110 - $120 million $0
Free Cash Flow	$1.0 - $1.1 billion	$1.2 - $1.3 billion	$1.8 - $2.0 billion
Capital Expenditures - % of Revenue Change Program Capital Expenditures	9.0% - 9.5% $125 - $150 million	7.5% - 8.0% $75 - $100 million	6.0% - 6.5% $0
Depreciation & Amortization of Computer Software	$650 - $675 million	$620 - $645 million	$580 - $605 million
Interest Expense (P&L)	$190 - $210 million	$190 - $210 million	$190 - $210 million
Effective Tax Rate on Adjusted Earnings	16% - 18%	n/a	n/a

Big 3	2021 Outlook (Updated)	2022 Outlook	2023 Outlook
Total Revenue Growth	5.0% - 5.5%	5.5% - 6.5%	6.0% - 7.0%
Organic Revenue Growth	5.0% - 5.5%	5.5% - 6.5%	6.0% - 7.0%
Adjusted EBITDA Margin	38% - 39%	41% - 42%	43% - 45%

The information in this section is forward-looking. Actual results, which include the impact of currency and future acquisitions and dispositions completed during 2021, 2022 and 2023, may differ materially from the company’s outlook. Some of the forward-looking financial measures in the outlook above are provided on a non-IFRS basis. See the section above entitled “Non-IFRS Financial Measures” for more information. The information in this section should also be read in conjunction with the section above entitled “Special Note Regarding Forward-Looking Statements, Material Risks and Material Assumptions.”

Thomson Reuters Reports First-Quarter 2021 Results

Thomson Reuters Corporation

Consolidated Income Statement

(millions of U.S. dollars, except per share data)

(unaudited)

	Three Months Ended
	March 31,
	2021	2020
CONTINUING OPERATIONS
Revenues	$1,580	$1,520
Operating expenses	(1,018)	(1,017)
Depreciation	(46)	(40)
Amortization of computer software	(115)	(111)
Amortization of other identifiable intangible assets	(31)	(30)
Other operating gains (losses), net	17	(32)

Operating profit	387	290
Finance costs, net:
Net interest expense	(51)	(45)
Other finance (costs) income	(6)	47

Income before tax and equity method investments	330	292
Share of post-tax earnings (losses) in equity method investments	6,297	(54)
Tax expense	(1,594)	(47)

Earnings from continuing operations	5,033	191
Earnings from discontinued operations, net of tax	3	2

Net earnings	$5,036	$193

Earnings attributable to common shareholders	$5,036	$193
Earnings per share:
Basic earnings per share:
From continuing operations	$10.15	$0.38
From discontinued operations	—	0.01

Basic earnings per share	$10.15	$0.39

Diluted earnings per share:
From continuing operations	$10.13	$0.38
From discontinued operations	—	0.01

Diluted earnings per share	$10.13	$0.39

Basic weighted-average common shares	495,939,970	496,205,027

Diluted weighted-average common shares	496,938,318	498,145,078

Thomson Reuters Reports First-Quarter 2021 Results

Thomson Reuters Corporation

Consolidated Statement of Financial Position

(millions of U.S. dollars)

(unaudited)

	March 31, 2021	December 31, 2020
Assets
Cash and cash equivalents	$2,584	$1,787
Trade and other receivables	1,049	1,151
Other financial assets	77	612
Prepaid expenses and other current assets	448	425

Current assets	4,158	3,975
Property and equipment, net	500	545
Computer software, net	815	830
Other identifiable intangible assets, net	3,397	3,427
Goodwill	5,977	5,976
Equity method investments	6,870	1,136
Other non-current assets	884	788
Deferred tax	1,179	1,204

Total assets	$23,780	$17,881

Liabilities and equity
Liabilities
Payables, accruals and provisions	$1,059	$1,159
Current tax liabilities	1,130	251
Deferred revenue	832	866
Other financial liabilities	157	376

Current liabilities	3,178	2,652
Long-term indebtedness	3,788	3,772
Provisions and other non-current liabilities	954	1,083
Deferred tax	1,043	394

Total liabilities	8,963	7,901

Equity
Capital	5,465	5,458
Retained earnings	10,119	5,211
Accumulated other comprehensive loss	(767)	(689)

Total equity	14,817	9,980

Total liabilities and equity	$23,780	$17,881

Thomson Reuters Reports First-Quarter 2021 Results

Thomson Reuters Corporation Consolidated Statement of Cash Flow (millions of U.S. dollars) (unaudited)

	Three Months Ended March 31,
	2021	2020
Cash provided by (used in):
Operating activities
Earnings from continuing operations	$5,033	$191
Adjustments for:
Depreciation	46	40
Amortization of computer software	115	111
Amortization of other identifiable intangible assets	31	30
Share of post-tax (earnings) losses in equity method investments	(6,297)	54
Deferred tax	674	(3)
Other	30	11
Changes in working capital and other items	785	(243)

Operating cash flows from continuing operations	417	191
Operating cash flows from discontinued operations	(37)	(15)

Net cash provided by operating activities	380	176

Investing activities
Acquisitions, net of cash acquired	(3)	(124)
Proceeds (payments) from disposals of businesses and investments	5	(3)
Dividend from sale of LSEG shares	994	—
Capital expenditures	(120)	(142)
Proceeds from disposals of property and equipment	—	19
Other investing activities	1	1
Taxes paid on sale of Refinitiv and LSEG shares	(6)	—

Investing cash flows from continuing operations	871	(249)
Investing cash flows from discontinued operations	(42)	—

Net cash provided by (used in) investing activities	829	(249)

Financing activities
Proceeds from debt	—	1,020
Repayments of debt	—	(645)
Net borrowings under short-term loan facilities	—	118
Payments of lease principal	(21)	(18)
Repurchases of common shares	(200)	(200)
Dividends paid on preference shares	(1)	(1)
Dividends paid on common shares	(194)	(182)
Other financing activities	5	(12)

Net cash (used in) provided by financing activities	(411)	80

Increase in cash and bank overdrafts	798	7
Translation adjustments	(1)	(10)
Cash and bank overdrafts at beginning of period	1,787	825

Cash and bank overdrafts at end of period	$2,584	$822

Cash and bank overdrafts at end of period comprised of:
Cash and cash equivalents	$2,584	$823
Bank overdrafts	—	(1)

	$2,584	$822

Thomson Reuters Reports First-Quarter 2021 Results

Thomson Reuters Corporation

Reconciliation of Earnings from Continuing Operations to Adjusted EBITDA(1)

(millions of U.S. dollars, except for margins)

(unaudited)

	Three Months Ended
	March 31,
	2021	2020
Earnings from continuing operations	$5,033	$191
Adjustments to remove:
Tax expense	1,594	47
Other finance costs (income)	6	(47)
Net interest expense	51	45
Amortization of other identifiable intangible assets	31	30
Amortization of computer software	115	111
Depreciation	46	40

EBITDA	$6,876	$417
Adjustments to remove:
Share of post-tax (earnings) losses in equity method investments	(6,297)	54
Other operating (gains) losses, net	(17)	32
Fair value adjustments	(4)	(23)

Adjusted EBITDA (1)	$558	$480

Adjusted EBITDA margin(1)	35.3%	31.6%

Thomson Reuters Corporation

Reconciliation of Net Earnings to Adjusted Earnings(2)

Reconciliation of Total Change in Adjusted EPS to Change in Constant Currency(4)

(millions of U.S. dollars, except for share and per share data)

(unaudited)

	Three Months Ended March 31,
	2021	2020	Change
Net earnings	$5,036	$193
Adjustments to remove:
Fair value adjustments	(4)	(23)
Amortization of other identifiable intangible assets	31	30
Other operating (gains) losses, net	(17)	32
Other finance costs (income)	6	(47)
Share of post-tax (earnings) losses in equity method investments	(6,297)	54
Tax on above items	1,535	(31)
Tax items impacting comparability	1	30
Earnings from discontinued operations, net of tax	(3)	(2)
Interim period effective tax rate normalization(3)	1	4
Dividends declared on preference shares	(1)	(1)

Adjusted earnings (2)	$288	$239

Adjusted EPS (2)	$0.58	$0.48	21%

Foreign currency(4)			2%
Constant currency(4)			19%
Diluted weighted-average common shares (millions)	496.9	498.1

Refer to page 19 for footnotes.

Thomson Reuters Reports First-Quarter 2021 Results

Thomson Reuters Corporation

Reconciliation of Net Cash Provided By Operating Activities to Free Cash Flow(5)

(millions of U.S. dollars)

(unaudited)

	Three Months Ended March 31,
	2021	2020
Net cash provided by operating activities	$380	$176
Capital expenditures	(120)	(142)
Proceeds from disposals of property and equipment	—	19
Other investing activities	1	1
Payments of lease principal	(21)	(18)
Dividends paid on preference shares	(1)	(1)

Free cash flow	$239	$35

Thomson Reuters Corporation

Reconciliation of Net Debt and Leverage Ratio of Net Debt to Adjusted EBITDA(7)

(millions of U.S. dollars)

(unaudited)

March 31, 2021
Long-term indebtedness	$3,788

Total debt	3,788
Swaps	(110)

Total debt after swaps	3,678
Remove fair value adjustments for hedges	(5)

Total debt after currency arrangements	3,673
Remove transaction costs, premiums or discounts included in the carrying value of debt	37
Add: lease liabilities (current and non-current)	280
Less: cash and cash equivalents	(2,584)

Net debt (7)	$1,406

Adjusted EBITDA(1)*	$2,053
Net Debt / Adjusted EBITDA(7)*	0.7

*

Our target leverage ratio of 2.5:1 is a non-IFRS measure. For purposes of this calculation, adjusted EBITDA is computed on a rolling twelve-month basis and includes adjusted EBITDA of $558 million, $525 million, $491 million and $479 million for the three months ended March 31, 2021, December 31, 2020, September 30, 2020 and June 30, 2020, respectively. Refer to the tables appended to this news release, the company’s 2020 annual report and the company’s interim reports for the three months ended September 30, 2020 and June 30, 2020, for additional information regarding the calculation of adjusted EBITDA in each of these periods.

Refer to page 19 for footnotes.

Thomson Reuters Reports First-Quarter 2021 Results

Thomson Reuters Corporation

Reconciliation of Changes in Revenues to Changes in Revenues on a Constant Currency (4) and Organic Basis (6)

(millions of U.S. dollars)

(unaudited)

	Three Months Ended
	March 31,		Change
	2021	2020	Total	Foreign Currency	SUBTOTAL Constant Currency (4)	Acquisitions/ (Divestitures)	Organic (6)
Total Revenues
Legal Professionals	$668	$626	7%	1%	5%	1%	5%
Corporates	384	367	5%	0%	4%	0%	4%
Tax & Accounting Professionals	225	218	3%	-1%	5%	0%	5%

“Big 3” Segments Combined	1,277	1,211	5%	1%	5%	0%	5%
Reuters News	160	155	3%	2%	2%	0%	2%
Global Print	143	155	-7%	1%	-9%	0%	-9%
Eliminations/Rounding	—	(1)

Revenues	$1,580	$1,520	4%	1%	3%	0%	3%

Recurring Revenues
Legal Professionals	$621	$587	6%	1%	4%	1%	4%
Corporates	295	281	5%	0%	4%	0%	4%
Tax & Accounting Professionals	160	158	2%	-2%	4%	0%	4%

“Big 3” Segments Combined	1,076	1,026	5%	1%	4%	0%	4%
Reuters News	144	142	2%	2%	0%	0%	0%

Total Recurring Revenues	$1,220	$1,168	5%	1%	4%	0%	3%

Transactions Revenues
Legal Professionals	$47	$39	20%	3%	17%	0%	17%
Corporates	89	86	4%	0%	4%	0%	4%
Tax & Accounting Professionals	65	60	7%	1%	7%	0%	7%

“Big 3” Segments Combined	201	185	8%	1%	8%	0%	8%
Reuters News	16	13	23%	1%	22%	0%	22%

Total Transactions Revenues	$217	$198	9%	1%	9%	0%	9%

Growth percentages are computed using whole dollars. As a result, percentages calculated from reported amounts may differ from those presented, and growth components may not total due to rounding.

Refer to page 19 for footnotes.

Thomson Reuters Reports First-Quarter 2021 Results

Thomson Reuters Corporation
Reconciliation of Changes in Adjusted EBITDA to Changes on a Constant Currency Basis (4)
(millions of U.S. dollars)
(unaudited)

	Three Months Ended
	March 31,		Change
	2021	2020	Total	Foreign Currency	Constant Currency (4)
Adjusted EBITDA
Legal Professionals	$279	$230	21%	3%	18%
Corporates	146	117	25%	0%	25%
Tax & Accounting Professionals	98	84	17%	-1%	17%

“Big 3” Segments Combined	523	431	21%	2%	20%
Reuters News	28	19	45%	-20%	65%
Global Print	57	63	-9%	2%	-11%
Corporate costs	(50)	(33)	n/a	n/a	n/a

Adjusted EBITDA	$558	$480	16%	1%	15%

Adjusted EBITDA Margin
Legal Professionals	41.8%	36.7%	510bp	50bp	460bp
Corporates	38.1%	31.9%	620bp	-10bp	630bp
Tax & Accounting Professionals	43.7%	38.7%	500bp	30bp	470bp
“Big 3” Segments Combined	41.0%	35.6%	540bp	30bp	510bp
Reuters News	17.6%	12.6%	500bp	-250bp	750bp
Global Print	39.9%	40.5%	-60bp	20bp	-80bp
Corporate costs	n/a	n/a	n/a	n/a	n/a
Adjusted EBITDA margin	35.3%	31.6%	370bp	10bp	360bp

n/a: not applicable

Growth percentages and margins are computed using whole dollars. As a result, percentages and margins calculated from reported amounts may differ from those presented, and growth components may not total due to rounding.

Refer to page 19 for footnotes.

Thomson Reuters Reports First-Quarter 2021 Results

Footnotes

(1)

Thomson Reuters defines adjusted EBITDA for its business segments as earnings or losses from continuing operations before tax expense or benefit, net interest expense, other finance costs or income, depreciation, amortization of software and other identifiable intangible assets, Thomson Reuters share of post-tax earnings or losses in equity method investments, other operating gains and losses, certain asset impairment charges, fair value adjustments and corporate related items. Consolidated adjusted EBITDA is comprised of adjusted EBITDA for its business segments and corporate costs. Adjusted EBITDA margin is adjusted EBITDA expressed as a percentage of revenues. Thomson Reuters uses adjusted EBITDA because it provides a consistent basis to evaluate operating profitability and performance trends by excluding items that the company does not consider to be controllable activities for this purpose. Adjusted EBITDA also represents a measure commonly reported and widely used by investors as a valuation metric. Additionally, this measure is used by Thomson Reuters and investors to assess a company’s ability to incur and service debt.

(2)

Thomson Reuters defines adjusted earnings as net earnings or loss including dividends declared on preference shares but excluding the post-tax impacts of fair value adjustments, amortization of other identifiable intangible assets, other operating gains and losses, certain asset impairment charges, other finance costs or income, Thomson Reuters share of post-tax earnings or losses in equity method investments, discontinued operations and other items affecting comparability. Thomson Reuters calculates the post-tax amount of each item excluded from adjusted earnings based on the specific tax rules and tax rates associated with the nature and jurisdiction of each item. Adjusted EPS is calculated from adjusted earnings using diluted weighted-average shares and does not represent actual earnings or loss per share attributable to shareholders. Thomson Reuters uses adjusted earnings and adjusted EPS as they provide a more comparable basis to analyze earnings and they are also measures commonly used by shareholders to measure the company’s performance.

(3)

Adjustment to reflect income taxes based on estimated full-year effective tax rate. Earnings or losses for interim periods under IFRS reflect income taxes based on the estimated effective tax rates of each of the jurisdictions in which Thomson Reuters operates. The non-IFRS adjustment reallocates estimated full-year income taxes between interim periods, but has no effect on full-year income taxes.

(4)

The changes in revenues, adjusted EBITDA and the related margins, and adjusted earnings per share before currency (at constant currency or excluding the effects of currency) are determined by converting the current and prior-year period’s local currency equivalent using the same exchange rates.

(5)

Free cash flow is net cash provided by operating activities, proceeds from disposals of property and equipment, and other investing activities less capital expenditures, payments of lease principal and dividends paid on the company’s preference shares. Thomson Reuters uses free cash flow as it helps assess the company’s ability, over the long term, to create value for its shareholders as it represents cash available to repay debt, pay common dividends and fund share repurchases and new acquisitions.

(6)

Represents changes in revenues of our existing businesses at constant currency. The metric excludes the distortive impacts of acquisitions and dispositions from not owning the business in both comparable periods. Thomson Reuters uses organic growth because it provides further insight into the performance of its existing businesses by excluding distortive impacts and serves as a better measure of the company’s ability to grow its business over the long term.

(7)

Net debt is total indebtedness (excluding the associated unamortized transaction costs and premiums or discounts) plus the currency related fair value of associated hedging instruments, and lease liabilities less cash and cash equivalents. For purposes of calculating the leverage ratio, net debt is divided by adjusted EBITDA for the previous twelve-month period ending with the current fiscal quarter.